# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gildan Activewear Inc., CIK 0001061894
CUSIP: 375916103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 BOULEVARD DE MAISONNEUVE OUEST, 33RD FLOOR, MONTREAL, Quebec Canada (A8), H3A 3J2
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001027796

## Reporting persons
- PZENA INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 636,743; shared voting power 0; sole dispositive power 636,743; shared dispositive power 0; aggregate amount beneficially owned 636,743 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Gildan Activewear Inc.
Address of issuer's principal executive offices: 600 BOULEVARD DE MAISONNEUVE OUEST, 33RD FLOOR, MONTREAL, QUEBEC, CANADA, H3A 3J2

## Item 2. Person Filing
Name of person filing: Pzena Investment Management, LLC
Address of principal business office or, if none, residence:
320 Park Avenue, 8th floor
New York, NY 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 636,743
Percent of class: 0.4
Sole power to vote or to direct the vote: 636,743
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 636,743
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PZENA INVESTMENT MANAGEMENT LLC: s/Steven Coffey, Chief Legal Risk Officer & Chief Compliance Officer (10/22/2024)